Exhibit 2.1

EXECUTION DOCUMENT

ASSET PURCHASE AGREEMENT

Between

SENSUS HEALTHCARE, INC.

And

EMPYREAN MEDICAL SYSTEMS, INC.

dated as of

February 25, 2022

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TABLE OF CONTENTS

(continued)

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TABLE OF CONTENTS

(continued)

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ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”), dated as of February 25, 2022, is entered into between SENSUS HEALTHCARE, INC., a Delaware corporation (“Seller”) and EMPYREAN MEDICAL SYSTEMS, INC. a Delaware corporation (“Buyer”).

RECITALS

WHEREAS, Seller owns various intellectual property, tangible, and intangible assets comprising the “Sculptura” line of business (the “Sculptura Business”); and

WHEREAS, Seller wishes to sell and assign to Buyer, and Buyer wishes to purchase and assume from Seller, the rights and obligations of Seller to the Sculptura Assets (as defined below) and the Assumed Liabilities (as defined below), subject to the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE

Section 1.01 Purchase and Sale of Assets. Subject to the terms and conditions set forth herein, Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase from Seller, all of Seller’s right, title and interest in those assets (collectively, the “Sculptura Assets”) set forth in Section 1.01 of the disclosure schedules (the “Disclosure Schedules”) attached hereto, free and clear of any mortgage, pledge, lien, charge, security interest, claim or other encumbrance (“Encumbrance”), except as set forth in Section 3.03 of the Disclosure Schedules. For the avoidance of doubt, Transferred Permits included in the Sculptura Assets are being transferred only to the extent assignable.

Section 1.02 Assumption of Liabilities. Subject to the terms and conditions set forth herein, Buyer shall assume and agree to pay, perform and discharge the liabilities and obligations set forth on Section 1.02 of the Disclosure Schedules arising after the Closing (as defined below) under the Sculptura Assets, but only to the extent that such liabilities and obligations do not relate to any breach, default or violation by Seller on or prior to the Closing (collectively, the “Assumed Liabilities”). Notwithstanding the foregoing, Buyer assumes and agrees to pay, perform and discharge the liabilities and obligations whenever arising under Seller’s agreements with Stanford Health Care and Stanford University (listed as items 1, 2, 3 and 4 in Section 3.06 of the Disclosure Schedules), including any warranty obligations or claims whether the Service and Warranty Contract has been executed, or arising from Seller’s relationship with Stanford Health Care and Stanford University, all of which shall be Assumed Liabilities. Other than the Assumed Liabilities, Buyer shall not assume any liabilities or obligations of Seller of any kind, whether known or unknown, contingent, matured or otherwise, whether currently existing or hereinafter created (each, an “Excluded Liability”).

Section 1.03 Purchase Price. The aggregate purchase price for the Purchased Assets shall be $15,000,000.00 (the “Purchase Price”). The Buyer shall pay the Purchase Price to Seller at the Closing in cash, by wire transfer of immediately available funds in accordance with the wire transfer instructions provided by Seller to Buyer prior to Closing. The Closing shall occur no later than February 25, 2022.

Section 1.04 Allocation of Purchase Price. Seller and Buyer agree to allocate the Purchase Price among the Purchased Assets for all purposes (including tax and financial accounting) in accordance with the allocation statement agreed by the parties and attached as Exhibit A. Buyer and Seller shall file all tax returns (including amended returns and claims for refund) and information reports (including Form 8594) in a manner consistent with such allocation.

Section 1.05 Withholding Tax. Buyer shall be entitled to deduct and withhold from the Purchase Price all taxes that Buyer may be required to deduct and withhold under any applicable tax law. All such withheld amounts shall be treated as delivered to Seller hereunder.

ARTICLE II

CLOSING

Section 2.01 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place simultaneously with the execution of this Agreement on the date of this Agreement (the “Closing Date”) at the offices of Shutts & Bowen LLP, 525 Okeechobee Blvd., Suite 1100, West Palm Beach, FL 33405, or remotely by exchange of documents and signatures (or their electronic counterparts). The consummation of the transactions contemplated by this Agreement shall be deemed to occur at 12:01 a.m. on the Closing Date.

Section 2.02 Closing Deliverables.

(a)	At the Closing, Seller shall deliver to Buyer the following:

(i) a bill of sale in form and substance satisfactory to the parties (the “Bill of Sale”) and duly executed by Seller, transferring the Sculptura Assets to Buyer;

(ii) an assignment and assumption agreement in form and substance satisfactory to the parties (the “Assignment and Assumption Agreement”) and duly executed by Seller, effecting the assignment to and assumption by Buyer of the Sculptura Assets and the Assumed Liabilities;

(iii) one or more assignments in form and substance satisfactory to the parties (the “Intellectual Property Assignments”) and duly executed by Seller, transferring all of Seller’s right, title and interest in and to the trademark registrations and applications, patents and patent applications, copyright registrations and applications, and domain name registrations included in the Intellectual Property Assets (as defined below) to Buyer;

(iv) copies of all consents, approvals, waivers and authorizations referred to in Section 3.02 of the Disclosure Schedules, except for (i) the consents to transfer the 510K permits for which Buyer will apply, at its expense, post-Closing, (ii) any consent, approval, waiver or authorization in connection with the termination right set forth in the Development Agreement, dated May 18, 2021, between Orimtech LTD. and Sensus Healthcare, Inc., and (iii) any consent, approval, waiver or authorization in connection with the Master Goods and Services Agreement, effective August 28, 2020, between Stanford Health Care and Sensus Healthcare, Inc.;

(v) a certificate pursuant to Treasury Regulations Section 1.1445-2(b) that Seller is not a foreign person within the meaning of Section 1445 of the Internal Revenue Code duly executed by Seller or, at the option of Seller, a Form W-9;

(vi) a consent agreement with Silicon Valley Bank consenting to the transactions contemplated by this Agreement, in form and substance reasonably satisfactory to the parties;

(vii) a notice of conversion acceptable to the parties to this Agreement with respect to certain Intellectual Property Registrations;

(viii) a certificate of an officer of Seller certifying as to (A) the resolutions of the board of directors of Seller, duly adopted and in effect, which authorize the execution, delivery and performance of this Agreement and the transactions contemplated hereby; and (B) the names and signatures of the officers of Seller authorized to sign this Agreement and the documents to be delivered hereunder; and

(ix) such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Buyer, as may be required to give effect to this Agreement.

(b)	At the Closing, Buyer shall deliver to Seller the following:

(i) the Purchase Price by wire transfer of immediately available funds to an account designated in writing by Seller to Buyer on the Closing Date;

(ii) the Assignment and Assumption Agreement duly executed by Buyer;

(iii) to the extent required for a particular jurisdiction, Intellectual Property Assignments;

(iv) a certificate of an officer of Buyer certifying as to (A) the resolutions of the board of directors of Buyer, duly adopted and in effect, which authorize the execution, delivery and performance of this Agreement and the transactions contemplated hereby; and (B) the names and signatures of the officers of Buyer authorized to sign this Agreement and the documents to be delivered hereunder.

(v) such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to the parties, as may be deemed necessary by the parties to give effect to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer that the statements contained in this ARTICLE III are true and correct as of the date hereof. For purposes of this ARTICLE III, “Seller’s knowledge,” “knowledge of Seller” and any similar phrases shall mean the actual knowledge of any officer of Seller, Nick Soro and Yonatan Vainer after due inquiry.

Section 3.01 Organization and Authority of Seller; Enforceability. Seller is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware. Seller has full corporate power and authority to enter into this Agreement and the documents to be delivered hereunder, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Seller of this Agreement and the documents to be delivered hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Seller. This Agreement and the documents to be delivered hereunder have been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by Buyer) this Agreement and the documents to be delivered hereunder constitute legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms.

Section 3.02 No Conflicts; Consents. Except as set forth in Section 3.02 of the Disclosure Schedules, the execution, delivery and performance by Seller of this Agreement and the documents to be delivered hereunder, and the consummation of the transactions contemplated hereby, do not and will not: (a) violate or conflict with the certificate of incorporation, by-laws or other organizational documents of Seller; (b) violate or conflict with any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Seller or the Sculptura Assets; (c) conflict with, or result in (with or without notice or lapse of time or both) any violation of, or default under, or give rise to a right of termination, acceleration or modification of any obligation or loss of any benefit under any contract or other instrument to which Seller is a party relating to the Sculptura Assets or to which any of the Sculptura Assets are subject; or (d) result in the creation or imposition of any Encumbrance on the Sculptura Assets. Except as set forth in Section 3.02 of the Disclosure Schedules, no consent, approval, waiver or authorization is required to be obtained by Seller from any person or entity (including any governmental authority) in connection with the execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby.

Section 3.03 Title to Sculptura Assets. Except as set forth in Section 3.03 of the Disclosure Schedules, Seller owns and has good title to the Sculptura Assets, free and clear of Encumbrances.

Section 3.04 Condition of Assets. The tangible personal property included in the Sculptura Assets are in good condition and are adequate for the uses to which they are being put, and none of such tangible personal property are in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.

Section 3.05 Intellectual Property.

(a) Certain Definitions. The following terms have the following definitions for the purpose of this Section 3.05 and this Agreement:

(i) “Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

(ii) “Intellectual Property” means any and all rights in, arising out of, or associated with any of the following in any jurisdiction throughout the world to the extent used or held for use in the conduct of the Sculptura Business: (a) issued patents and patent applications (whether provisional or non-provisional), including divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing, and other governmental authority-issued indicia of invention ownership (including certificates of invention, petty patents, and patent utility models) (“Patents”); (b) trademarks, service marks, brands, certification marks, logos, trade dress, trade names, and other similar indicia of source or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications for registration, and renewals of, any of the foregoing (“Trademarks”); (c) copyrights and works of authorship, whether or not copyrightable, and all registrations, applications for registration, and renewals of any of the foregoing (“Copyrights”); (d) internet domain names, and social media account or user names (including “handles”), whether or not Trademarks, all associated web addresses, URLs, websites and web pages, social media sites and pages, and all content and data thereon or relating thereto, whether or not Copyrights; (e) mask works, and all registrations, applications for registration, and renewals thereof; (f) industrial designs, and all Patents, registrations, applications for registration, and renewals thereof; (g) trade secrets, know-how, inventions (whether or not patentable), discoveries, improvements, technology, business and technical information, databases, data compilations and collections, tools, methods, processes, techniques, and other confidential and proprietary information and all rights therein (“Trade Secrets”); (h) computer programs, operating systems, applications, firmware and other code, including all source code, object code, application programming interfaces, data files, databases, protocols, specifications, and other documentation thereof (“Software”); (i) rights of publicity; and (j) all other intellectual or industrial property and proprietary rights.

(iii) “Intellectual Property Agreements” means licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions and other contracts, as listed in the Disclosure Schedule, relating to any Intellectual Property that is used or held for use in the conduct of the Sculptura Business as conducted by Seller to which Seller is a party, beneficiary or otherwise bound.

(iv) “Intellectual Property Assets” means the Intellectual Property listed in the Disclosure Schedule that is owned by Seller and used or held for use in the conduct of the Sculptura Business as conducted by Seller, together with all (i) royalties, fees, income, payments, and other proceeds now or hereafter due or payable to Seller with respect to such Intellectual Property; and (ii) claims and causes of action with respect to such Intellectual Property, including all rights to and claims for damages, restitution, and injunctive and other legal or equitable relief for past, present, or future infringement, misappropriation, or other violation thereof.

(v) “Intellectual Property Registrations” means the Intellectual Property Assets listed in the Disclosure Schedule that are owned by Seller which are subject to any issuance, registration, or application by or with any governmental authority or authorized private registrar in any jurisdiction, including issued Patents, registered Trademarks, domain names and Copyrights, and pending applications for any of the foregoing.

(vi) “Licensed Intellectual Property” means the Intellectual Property listed in the Disclosure Schedule in which Seller holds any rights or interests granted by other Persons, including any of Seller’s Affiliates, that is used or held for use in the conduct of the Sculptura Business as conducted by Seller.

(vii) “Person” means an individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association or other entity.

(b) Section 3.05(b) of the Disclosure Schedules contains a correct, current and complete list of: (i) all Intellectual Property Registrations, specifying as to each, as applicable: the title, mark, or design; the jurisdiction by or in which it has been issued, registered or filed; the patent, registration or application serial number; the issue, registration or filing date; and the current status; (ii) all unregistered Trademarks included in the Intellectual Property Assets; (iii) all proprietary Software included in the Intellectual Property Assets; and (iv) all other Intellectual Property Assets known to Seller that are used in the conduct of the Sculptura Business as conducted by Seller.

(c) Section 3.05(c) of the Disclosure Schedules contains a correct, current and complete list of all Intellectual Property Agreements, specifying for each the date, title, and parties thereto, and separately identifying the Intellectual Property Agreements: (i) under which Seller is a licensor or otherwise grants to any Person any right or interest relating to any Intellectual Property Asset; and (ii) under which Seller is a licensee or otherwise granted any right or interest relating to the Intellectual Property of any Person. Seller has provided Buyer with true and complete copies (or in the case of any oral agreements, a complete and correct written description) of all such Intellectual Property Agreements, including all modifications, amendments and supplements thereto and waivers thereunder. Neither Seller nor any other party thereto is, or is alleged to be, in breach of or default under, or has provided or received any notice of breach of, default under, or intention to terminate (including by non-renewal), any Intellectual Property Agreement.

(d) Except as otherwise noted in Section 3.05(b) of the Disclosure Schedules regarding certain Intellectual Property Assets which may be jointly owned with Triple Ring Technologies, Inc., Seller is the sole and exclusive legal and beneficial, and with respect to the Intellectual Property Registrations, record, owner of all right, title and interest in and to the Intellectual Property Assets, and has the valid and enforceable right to use all other Intellectual Property used in or necessary for the conduct of the Sculptura Business as conducted by Seller, in each case, free and clear of Encumbrances. The Intellectual Property Assets and Licensed Intellectual Property are all of the Intellectual Property necessary to operate the Sculptura Business as conducted by Seller. Except as otherwise noted in Section 3.05(b) of the Disclosure Schedules regarding certain Intellectual Property Assets which may be jointly owned with Triple Ring Technologies, Inc., Seller has entered into binding, valid and enforceable written contracts with each current and former employee and independent contractor who is or was involved in or has contributed to the invention, creation, or development of any Intellectual Property during the course of employment or engagement with Seller whereby such employee or independent contractor (i) acknowledges Seller’s exclusive ownership of all Intellectual Property Assets invented, created or developed by such employee or independent contractor within the scope of his or her employment or engagement with Seller; (ii) grants to Seller a present, irrevocable assignment of any ownership interest such employee or independent contractor may have in or to such Intellectual Property, to the extent such Intellectual Property does not constitute a “work made for hire” under applicable law; and (iii) irrevocably waives any right or interest, including any moral rights, regarding such Intellectual Property, to the extent permitted by applicable law. Except as otherwise noted in Section 3.05(b) of the Disclosure Schedules regarding certain Intellectual Property Assets which may be jointly owned with Triple Ring Technologies, Inc., all assignments and other instruments necessary to establish, record, and perfect Seller’s ownership interest in the Intellectual Property Registrations have been validly executed, delivered, and filed with the relevant governmental authorities and authorized registrars.

(e) Except as set forth in Section 3.02, item 4 of the Disclosure Schedules, neither the execution, delivery, or performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will result in the loss or impairment of or payment of any additional amounts with respect to, or require the consent of any other Person in respect of, the Buyer’s right to own or use any Intellectual Property Assets or Licensed Intellectual Property in the conduct of the Sculptura Business as conducted by Seller. Immediately following the Closing, all Intellectual Property Assets will be owned or available for use by Buyer on substantially the same terms as they were owned or available for use by Seller immediately prior to the Closing.

(f) Seller has taken all reasonable and necessary steps to maintain and enforce the Intellectual Property Assets and Licensed Intellectual Property and to preserve the confidentiality of all Trade Secrets included in the Intellectual Property Assets, including by requiring all Persons having access thereto to execute binding, written non-disclosure agreements. All required filings and fees related to the Intellectual Property Registrations not intentionally abandoned have been timely submitted with and paid to the relevant governmental authorities and authorized registrars. Seller has provided Buyer with true and complete copies of all file histories, documents, certificates, office actions, correspondence, assignments, and other instruments relating to the Intellectual Property Registrations.

(g) To Seller’s Knowledge, the conduct of the Sculptura Business as currently and formerly conducted, including the use of the Intellectual Property Assets and Licensed Intellectual Property in connection therewith, and the products, processes, and services of the Sculptura Business have not infringed, misappropriated, or otherwise violated the Intellectual Property or other rights of any Person. To Seller’s Knowledge, no Person has infringed, misappropriated, or otherwise violated any Intellectual Property Assets or Licensed Intellectual Property.

(h) There is no litigation (including any opposition, cancellation, revocation, review, or other proceeding), whether settled, pending or threatened (including in the form of offers to obtain a license): (i) alleging any infringement, misappropriation, or other violation of the Intellectual Property of any Person by Seller in the conduct of the Sculptura Business; (ii) challenging the validity, enforceability, registrability, patentability, or ownership of any Intellectual Property Assets or Licensed Intellectual Property; or (iii) by Seller or any other Person alleging any infringement, misappropriation, or other violation by any Person of any Intellectual Property Assets. Seller is not aware of any facts or circumstances that could reasonably be expected to give rise to any such litigation. Seller is not subject to any outstanding or prospective governmental order (including any motion or petition therefor) that does or could reasonably be expected to restrict or impair the use of any Intellectual Property Assets or Licensed Intellectual Property.

(i) All social media accounts used by Seller in the conduct of the Sculptura Business are used in Seller’s other businesses. Seller will not transfer any social media accounts.

(j) To Seller’s Knowledge, Seller has complied with all applicable laws and all publicly posted policies, notices, and statements concerning the collection, use, processing, storage, transfer, and security of personal information in the conduct of the Sculptura Business. In the past five (5) years, Seller has not (i) experienced any actual, alleged, or suspected data breach or other security incident involving personal information in its possession or control or (ii) been subject to or received any written notice of any audit, investigation, complaint, or other proceeding by any governmental authority or other Person concerning the Sculptura Business’ collection, use, processing, storage, transfer, or protection of personal information or actual, alleged, or suspected violation of any applicable law concerning privacy, data security, or data breach notification, in each case in connection with the conduct of the Sculptura Business, and to Seller’s knowledge, there are no facts or circumstances that could reasonably be expected to give rise to any such matter.

Section 3.06 Assigned Contracts. Section 3.06 of the Disclosure Schedules includes each contract included in the Sculptura Assets and being assigned to and assumed by Buyer (the “Assigned Contracts”). Each Assigned Contract is valid and binding in accordance with its terms and is in full force and effect. None of Seller or, to Seller’s knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under), or has provided or received any notice of any intention to terminate, any Assigned Contract. To Seller’s Knowledge, no event or circumstance has occurred that, with or without notice or lapse of time or both, would constitute an event of default under any Assigned Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of benefit thereunder. Complete and correct copies of each Assigned Contract have been made available to Buyer. To Seller’s Knowledge, there are no disputes pending or threatened under any Assigned Contract. The existing agreement or agreements between the Seller and the University of Pennsylvania (the “UPenn Agreement”) has been terminated as of the date of this Agreement and will not be an Assigned Contract under this Agreement.

Section 3.07 Permits. Section 3.07 of the Disclosure Schedules lists all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained from governmental authorities included in the Sculptura Assets (the “Transferred Permits”). The Transferred Permits are valid and in full force and effect. All fees and charges with respect to such Transferred Permits as of the date hereof have been paid in full. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Transferred Permit.

Section 3.08 Product and Service Warranties. Each product manufactured, sold, leased or delivered and each service provided by the Seller with respect to the Sculptura Business has been in conformity with all applicable contractual commitments and all express and implied warranties. Except as set forth in Section 3.08 of the Disclosure Schedules, Seller has no material liability under applicable product or service warranties for goods or services previously sold or distributed by the Seller with respect to the Sculptura Business.

Section 3.09 Compliance With Laws. Seller has complied, and is now complying, in all material respects with all applicable federal, state and local laws and regulations applicable to ownership and use of the Sculptura Assets. Notwithstanding the foregoing, Seller makes no representation or warranty in this Section 3.09 with respect to laws relating to Intellectual Property. Seller’s representations and warranties with respect to compliance with laws relating to Intellectual Property are made solely in Section 3.05.

Section 3.10 Legal Proceedings. There is no claim, action, suit, proceeding or governmental investigation (“Action”) of any nature pending or, to Seller’s knowledge, threatened against or by Seller (a) relating to or affecting the Sculptura Assets or the Assumed Liabilities; or (b) that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

Section 3.11 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

Section 3.12 PPP Loan. Seller incurred a loan in the principal amount of $1,022,785 under the Paycheck Protection Program. The principal amount of $757,782.03 and interest in the amount of $4,988.73 was forgiven on December 14, 2020. The remaining principal amount and interest was paid in full on February 23, 2022.

Section 3.13 No Other Representations or Warranties. SELLER DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, EXCEPT AS CONTAINED IN THIS ARTICLE III. THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III ARE SELLER’S SOLE AND EXCLUSIVE REPRESENTATIONS OR WARRANTIES TO BUYER.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that the statements contained in this ARTICLE IV are true and correct as of the date hereof. For purposes of this ARTICLE IV, “Buyer’s knowledge,” “knowledge of Buyer” and any similar phrases shall mean the actual knowledge of any director or officer of Buyer after due inquiry.

Section 4.01 Organization and Authority of Buyer; Enforceability. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware. Buyer has full corporate power and authority to enter into this Agreement and the documents to be delivered hereunder, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Buyer of this Agreement and the documents to be delivered hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Buyer. This Agreement and the documents to be delivered hereunder have been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by Seller) this Agreement and the documents to be delivered hereunder constitute legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with their respective terms.

Section 4.02 No Conflicts; Consents. The execution, delivery and performance by Buyer of this Agreement and the documents to be delivered hereunder, and the consummation of the transactions contemplated hereby, do not and will not: (a) violate or conflict with the certificate of incorporation, by-laws or other organizational documents of Buyer; (b) violate or conflict with any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Buyer; or (c) conflict with, or result in (with or without notice or lapse of time or both) any violation of, or default under, or give rise to a right of termination, acceleration or modification of any obligation or loss of any benefit under any contract or other instrument to which Buyer is a party. No consent, approval, waiver or authorization is required to be obtained by Buyer from any person or entity (including any governmental authority) in connection with the execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby.

Section 4.03 Legal Proceedings. There is no Action of any nature pending or, to Buyer’s knowledge, threatened against or by Buyer that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred, or circumstances exist that may give rise to, or serve as a basis for, any such Action.

Section 4.04 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

Section 4.05 Independent Investigation. Buyer has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Sculptura Business. Buyer acknowledges and agrees that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Sculptura Business for such purposes. Buyer acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated by this Agreement, Buyer has relied solely upon its own investigation and the express representations and warranties of Seller set forth in ARTICLE III (subject to the related portions of the Disclosure Schedules); and (b) neither Seller nor any person or entity has made any representation or warranty except as expressly set forth in ARTICLE III.

Section 4.06 No Other Representations or Warranties. BUYER DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES TO SELLER, EXPRESS OR IMPLIED, EXCEPT AS CONTAINED IN THIS ARTICLE IV. THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE IV ARE BUYER’S SOLE AND EXCLUSIVE REPRESENTATIONS OR WARRANTIES TO SELLER.

ARTICLE V

COVENANTS

Section 5.01 Public Announcements. Unless otherwise required under applicable law (including any disclosure requirements under federal securities laws) or stock exchange requirements, neither party shall make any public announcements regarding this Agreement or the transactions contemplated hereby without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed).

Section 5.02 Transfer Taxes. Except as provided in Section 2.02 (a)(iv) with respect to 510K permits, all transfer, documentary, sales, use, stamp, registration, value added and other such taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the documents to be delivered hereunder shall be borne and paid by Seller when due. Seller shall, at its own expense, timely file any tax return or other document with respect to such taxes or fees (and Buyer shall cooperate with respect thereto as necessary, provided that Buyer shall not be required to pay any fees or incur out of pocket expenses in connection with such cooperation).

Section 5.03 Further Assurances. Following the Closing, each of the parties hereto shall execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement and the documents to be delivered hereunder, including but not limited to any documents related to (a) the Intellectual Property Assets and Licensed Intellectual Property; and (b) any Sculptura Assets and, to the extent that the parties agree, assets that relate to the Sculptura Business that should have been listed as Sculptura Assets that were omitted from Section 1.01 of the Disclosure Schedules.

Section 5.04 Termination of Affiliate Employment Documentation; Releases. Kalman Fishman (“Fishman”) is an Affiliate of Buyer who entered into that certain Employment Agreement with Seller as of February 8, 2016 (the “Employment Agreement”) and that Separation Agreement and General Release dated on or around December 29, 2019 (the “Separation Agreement,” and collectively with the Employment Agreement, the “Affiliate Employment Documents”) in connection with the severance of Fishman’s employment with Seller. Pursuant to the Affiliate Employment Documents, certain restrictive covenants were placed on Fishman, as more fully set forth in the Affiliate Employment Documents (collectively, the “Restrictions”). Seller acknowledges that the Restrictions, to the extent any of the Restrictions have not expired or arguably remain still in effect, could adversely impact Buyer’s ability to fully utilize the Sculptura Assets subsequent to the Closing and damage the value to the Buyer, and Seller acknowledges further that Buyer would not enter into this Agreement in the event that the Restrictions were to remain in effect. Based upon the foregoing, Buyer and Seller agree that the Affiliate Employment Documents are hereby terminated effective as of the Closing and are no longer of any force or effect, along with any of the Restrictions that remained in effect immediately prior to such termination, and Buyer and Seller hereby agree to not bring any claim or lawsuit against each other or their Affiliates in connection with the Affiliate Employment Documents subsequent to the Closing.

Section 5.05 Covenants Not To Sue.

(a) Seller, for itself and its Affiliates, employees, managers, independent contractors, principals, agents, representatives, attorneys, associates, partners, joint venturers, assignees, appointees, heirs, and legal representatives, covenants not to file or cause, induce, authorize, or encourage to be filed, directly or indirectly, any lawsuits, complaints, claims, charges, grievances or causes of action, on their behalf or in any representative capacity, in any state or federal court, in any arbitration forum, or before any federal, state, or local administrative agency, board, or governing body against Buyer itself or its Affiliates, employees, managers, independent contractors, principals, agents, representatives, attorneys, associates, partners, joint venturers, assignees, appointees, heirs, and legal representatives (including but not limited to Fishman) of any nature whatsoever, whether known or unknown, vested or contingent, accrued or unaccrued, currently existing or which may exist in the future, relating to events, occurrences or transactions that have already occurred or that have yet to occur, based upon and/or for any intellectual property, breach of contract, tort, intentional tort, breach of common law, statutory law or any governmental rule or regulation, damages, losses, expenses, costs, or equitable relief. Notwithstanding the foregoing, this covenant not to sue does not apply to claims concerning the enforcement of this Agreement or any document, instrument or agreement delivered in connection with this Agreement or with respect to any claims for infringement upon any intellectual property owned by Seller other than intellectual property included among the Sculptura Assets. Nothing in this Section shall, in and of itself, restrict Buyer from engaging in any particular business line or activity. In the event there is a breach of this covenant not to sue, direct, incidental and consequential damages will be recoverable, which may include but is not limited to, attorneys’ fees, costs, lost revenue, loss profits, loss of business opportunity, loss of business productivity and diminution of value.

(b) Buyer, for itself and its Affiliates, employees, managers, independent contractors, principals, agents, representatives, attorneys, associates, partners, joint venturers, assignees, appointees, heirs, and legal representatives, covenants not to file or cause, induce, authorize, or encourage to be filed, directly or indirectly, any lawsuits, complaints, claims, charges, grievances or causes of action, on their behalf or in any representative capacity, in any state or federal court, in any arbitration forum, or before any federal, state, or local administrative agency, board, or governing body against Seller itself or its Affiliates, employees, managers, independent contractors, principals, agents, representatives, attorneys, associates, partners, joint venturers, assignees, appointees, heirs, and legal representatives of any nature whatsoever, whether known or unknown, vested or contingent, accrued or unaccrued, currently existing or which may exist in the future, relating to events, occurrences or transactions that have already occurred or that have yet to occur, based upon and/or for any intellectual property, breach of contract, tort, intentional tort, breach of common law, statutory law or any governmental rule or regulation, damages, losses, expenses, costs, or equitable relief. Notwithstanding the foregoing, this covenant not to sue does not apply to claims concerning the enforcement of this Agreement or any document, instrument or agreement delivered in connection with this Agreement or with respect to any claims for infringement upon any intellectual property of Buyer, including the intellectual property included among the Sculptura Assets. In the event there is a breach of this covenant not to sue, direct, incidental and consequential damages will be recoverable, which may include but is not limited to, attorneys’ fees, costs, lost revenue, loss profits, loss of business opportunity, loss of business productivity and diminution of value.

Section 5.06 Non-Disparagement.

(a) Buyer agrees that it will not (and it will cause Fishman not to) (i) disparage or encourage or induce others to disparage Seller, which includes, but is not limited, to communications, posts, or publications of any kind that are derogatory about Seller or any of its current or past employees, directors, officers, owners or agents regardless of its believed truth, or (ii) engage in any conduct or induce any other Person to engage in any conduct that is in any way injurious to Seller’s reputation or interests (including, without limitation, any negative or derogatory statements or writings or any false or misleading about Seller’s future or its technology).

(b) Seller agrees that it will not (and it will cause Joseph Sardano and Michael Sardano not to) (i) disparage or encourage or induce others to disparage Buyer, which includes, but is not limited, to communications, posts, or publications of any kind that are derogatory about Buyer or any of Buyer’s current or past employees, directors, officers, owners or agents regardless of its believed truth, or (ii) engage in any conduct or induce any other Person to engage in any conduct that is in any way injurious to Buyer’s reputation or interests (including, without limitation, any negative or derogatory statements or writings or any false or misleading about Buyer’s future or its technology).

Section 5.07 Employees of Seller. Buyer agrees that any current or former employee of Seller employed or engaged, directly or indirectly, by Buyer shall refrain from providing services to Buyer or any Affiliate of Buyer with respect to Superficial Radiotherapy Technology products (the “SRT Products”) for a period of two years after such individual leaves the employ of Seller, but no more than three years after the date of this Agreement. By way of explanation and not of limitation, nothing in this Section or this Agreement shall prohibit Buyer from employing or engaging any current, former, or future employees of Seller or from accepting services from such employees with respect to the technology transferred to Buyer pursuant to this Agreement, Buyer’s existing or future technologies, or any services other than with respect to the SRT Products.

Section 5.08 Pro Ration of Personal Property Taxes. Buyer and Seller shall each notify the other upon receipt of any bill for personal property taxes relating to the Sculptura Assets for the 2022 calendar year and shall promptly deliver such bill to the other. Buyer shall pay such taxes to the appropriate governmental authority prior to the payment due date; provided, that Seller shall promptly pay to Buyer the portion of such tax attributable to the pre-Closing tax period. The amount of tax attributable to the pre-Closing tax period shall be deemed to be the amount of such tax for the entire tax period multiplied by a fraction, the numerator of which is the number of days in such tax period ending on but not including the Closing Date, and the denominator of which is the total number of days in the entire tax period.

ARTICLE VI

INDEMNIFICATION

Section 6.01 Survival. The representations and warranties contained in this Agreement and all related rights to indemnification shall survive the Closing and shall expire on the 18-month anniversary of the Closing, except that the Fundamental Representations shall survive the Closing and shall expire on the expiration of the applicable statute of limitations. For the avoidance of doubt, the parties agree that the survival periods set forth in this Section 6.01 constitute contractual statute of limitations and any claim brought by a party pursuant to this ARTICLE VI must be brought or filed prior to the expiration of the applicable survival period with respect to the provision upon which such claim is based. For the purposes of this ARTICLE VI, the “Fundamental Representations” shall mean the representations and warranties contained in Sections 3.01 (Organization, Authority, Enforceability), 3.03 (Title), 3.05 (Intellectual Property), and 3.11 (Brokers) and 4.01 (Organization, Authority, Enforceability) and 4.04 (Brokers).

Section 6.02 Indemnification By Seller. Seller shall defend, indemnify and hold harmless Buyer, its affiliates and their respective stockholders, directors, officers and employees from and against all claims, judgments, damages, liabilities, settlements, losses, costs and expenses, including attorneys’ fees and disbursements (collectively, “Losses”), arising from or relating to:

(a) any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement or any document to be delivered hereunder;

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement or any document to be delivered hereunder;

(c) the UPenn Agreement;

(d) the security interest in favor of the U.S. Small Business Administration filed August 11, 2020 with document number 20200404066X, as referenced in Section 3.03 of the Disclosure Schedules; or

(e) any Excluded Liability.

Section 6.03 Indemnification By Buyer. Buyer shall defend, indemnify and hold harmless Seller, its affiliates and their respective stockholders, directors, officers and employees from and against all Losses, arising from or relating to:

(a) any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement or any document to be delivered hereunder;

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement or any document to be delivered hereunder; or

(c) any Assumed Liability (which, for the avoidance of doubt, may arise only after the Closing which may not relate to any breach, default or violation by Seller on or prior to the Closing (provided that the foregoing limitation will not apply with respect to the Assumed Liabilities relating to Stanford Health Care or Stanford University)).

Section 6.04 Indemnification Procedures. Whenever any claim shall arise for indemnification hereunder, the party entitled to indemnification (the “Indemnified Party”) shall promptly provide written notice of such claim to the other party (the “Indemnifying Party”) specifying in reasonable detail the claim and the basis for indemnification; provided, however, that any delay or failure to notify an Indemnifying Party of any claim shall not relieve it from liability except to the extent that the defense of such action is actually prejudiced by such delay or failure to notify. In connection with any claim giving rise to indemnity hereunder resulting from or arising out of any Action by a person or entity who is not a party to this Agreement (a “Third Party Claim”), the Indemnifying Party, at its sole cost and expense and upon written notice to the Indemnified Party, may assume the defense of any such Action with counsel reasonably satisfactory to the Indemnified Party. The Indemnified Party shall be entitled to participate in the defense of any such Action, with its counsel and at its own cost and expense, subject to the control of such Action by the Indemnifying Party. If the Indemnifying Party does not assume the defense of any such Action, the Indemnified Party may, but shall not be obligated to, defend against such Action in such manner as it may deem appropriate, including, but not limited to, settling such Action, after giving notice of it to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate and no action taken by the Indemnified Party in accordance with such defense and settlement shall relieve the Indemnifying Party of its indemnification obligations herein provided with respect to any damages resulting therefrom. The Indemnifying Party shall not settle any Action without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld or delayed) unless the (i) judgment or settlement includes a complete and unconditional release of the Indemnified Party in respect of such claim, (ii) the relief is solely money damages that will be paid by the Indemnifying Party; and (iii) the settlement or judgment does not entail any admission of liability on the part of any Indemnified Party. The Indemnified Party shall not settle any Action for which the Indemnifying Party has assumed the defense. The Indemnifying Party and the Indemnified Party shall cooperate in good faith in the conduct of the defense of such claim or litigation by a third party, including by retaining records and information that are reasonably relevant to such third party claim or litigation and providing reasonable access to each other’s relevant business records and other documents and employees.

Section 6.05 Other Indemnification Rules.

(a) No amounts shall be payable by the Seller under Section 6.02(a) unless and until the aggregate amount otherwise payable by the Seller under Section 6.02(a) exceeds $150,000 (the “Basket Amount”), in which event the Seller shall be liable for the aggregate amount of all Losses, regardless of the Basket Amount; provided, however, that the Basket Amount shall not apply to recovery for (i) any misrepresentation, inaccuracy in or breach of any Fundamental Representation, (ii) any claim relating to Fraud, or (iii) or any Losses relating to or arising from the UPenn Agreement. “Fraud” means, with respect to any Person, the intentional (and not constructive) fraud and willful breach of a representation or warranty of such Person effected by such Person making a representation or warranty contained in this Agreement (as modified by the Disclosure Schedules) with the actual (and not constructive) knowledge of such Person that the relevant statement was false when made (as opposed to the making of a representation and warranty negligently or without actual knowledge of its truthfulness) and which was made with the intention of inducing the Person to whom such statement was made (the “Recipient”) to enter into or consummate the transactions contemplated by this Agreement and upon which Recipient has reasonably relied to its detriment. For the avoidance of doubt, “Fraud” excludes any claim for equitable fraud, promissory fraud, unfair dealings fraud, constructive fraud or any torts based on negligence.

(b) The aggregate amount payable by Seller pursuant to Section 6.02(a) shall not exceed $1,500,000 (the “Cap”); provided, however, that (i) with respect to recovery for any misrepresentation, inaccuracy in or breach of any Fundamental Representation, the Cap shall not apply and the Seller’s maximum aggregate liability shall be limited to the Purchase Price, and (ii) the Cap shall not apply to recovery for (A) any claim relating to Fraud, or (B) any Losses relating to or arising from the UPenn Agreement.

(c) The aggregate amount payable by Seller pursuant to Article VI shall not exceed the Purchase Price; provided, however, that such limit shall not apply to recovery for any claim relating to Fraud or any Losses relating to or arising from the UPenn Agreement.

(d) The amount of Losses subject to indemnification shall be determined after taking into account the net proceeds actually received (less the costs incurred in recovering such proceeds, including the payment of any deductibles under applicable insurance policies) by an Indemnified Party under any insurance policy or other rights of indemnification or contribution with respect to the matter giving rise to such Losses (“Proceeds”). If any Proceeds are received by an Indemnified Party after an Indemnifying Party has made a payment to such Indemnified Party pursuant to this Article VI with respect to the matter giving rise to the payment of such Proceeds, then such Indemnified Party shall promptly pay to the Indemnifying Party the amount of the Proceeds. The Indemnified Party shall use commercially reasonable efforts to pursue recovery of Proceeds both before and following any indemnification payment under this Agreement. For the avoidance of doubt, commercially reasonable efforts shall include making a claim for insurance and reasonable follow up and negotiation with the insurer, but shall not require the Indemnified Party to threaten or institute litigation to enforce the claim. The Indemnified Party will give the Indemnifying Party prompt (but in no event more than five business days) notice of receipt of any Proceeds.

(e) Losses shall not include punitive damages except to the extent actually awarded pursuant to a Third Party Claim.

Section 6.06 Tax Treatment of Indemnification Payments. All indemnification payments made by Seller under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for tax purposes, unless otherwise required by law.

Section 6.07 Exclusive Remedy. Subject to Section 7.14 below, the indemnification provided in this ARTICLE VI is the sole and exclusive remedy with respect to any and all claims for any breach (or alleged breach) of any representation, warranty, covenant, agreement or obligation set forth in this Agreement; provided, however, that, notwithstanding the foregoing, the liability of any party hereto under this ARTICLE VI will be in addition to, and not exclusive of, any other liability that such party may have at law or equity based on Fraud.

ARTICLE VII

MISCELLANEOUS

Section 7.01 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 7.02 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if received during normal business hours of the recipient, and on the next business day if received after normal business hours of the recipient; or (d) on the fifth day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.02):

If to Seller:	Sensus Healthcare, Inc.
851 Broken Sound Pkwy NW, Suite 215
Boca Raton, FL 33487
E-mail: joe@sensushealthcare.com

Attention:	Joe Sardano, Chairman and CEO

with a copy	Gunster, Yoakley & Stewart, P.A.

(which shall not constitute notice) to:	450 East Las Olas Boulevard
Suite 1400
Fort Lauderdale, Florida 33301
	Attention:	Robert B. Lamm, Esq.
Richard A. Heinle, Esq.
	Email:	rlamm@gunster.com
rheinle@gunster.com

If to Buyer:	Empyrean Medical Systems, Inc.
3010 N Military Tr., Suite 220
Boca Raton, FL 33431
E-mail:kal@empyreanmed.com
	Attention:	Kalman Fishman, President and CEO

with a copy	Shutts & Bowen LLP
(which shall not constitute notice) to:	525 Okeechobee Blvd., Suite 1100
West Palm Beach, FL 33401

E-mail:	jbain@shutts.com and
rbagatell@shutts.com
Attention:	Joseph Bain, Esq. and
Rikki Lober Bagatell, Esq.

Section 7.03 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 7.04 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 7.05 Entire Agreement. This Agreement and the documents to be delivered hereunder constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and the documents to be delivered hereunder, the Exhibits and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

Section 7.06 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 7.07 No Third-party Beneficiaries. Except as provided in ARTICLE VI, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.08 Amendment and Modification. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto.

Section 7.09 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 7.10 Drafting of Agreement. The parties acknowledge and agree that this is a negotiated document, and that in no event shall the provisions of this Agreement or any document, instrument or agreement delivered in connection with this Agreement be construed with a presumption for or against a party on the basis that such party, or its counsel, drafted such provisions.

Section 7.11 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Florida without giving effect to any choice or conflict of law provision or rule (whether of the State of Florida or any other jurisdiction).

Section 7.12 Submission to Jurisdiction. ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF FLORIDA IN EACH CASE LOCATED IN THE COUNTY OF PALM BEACH. EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING AND WAIVES ALL OBJECTIONS TO SUCH COURTS, INCLUDING INCONVENIENT FORUM.

Section 7.13 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 7.14 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 7.15 Counterparts. This Agreement may be executed in one or more counterparts. Any such counterpart, to the extent delivered by means of a facsimile machine or by .pdf, .tif, .gif, .jpeg or similar attachment to an electronic mail message or any electronic signature complying with the federal Electronic Signatures in Global and National Commerce Act of 2000, Public Law 106-229, as amended (e.g., Adobe eSign or DocuSign) (any such delivery, an “Electronic Delivery”), shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. The signatures of the parties delivered by means of Electronic Delivery shall be “electronic signatures” within the meaning of the Uniform Electronic Transaction Act (USA) and the Electronic Commerce Directive (EU) in all jurisdictions where the legislation has been adopted. No party shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SENSUS HEALTHCARE, INC., a Delaware corporation

By	/s/ Joseph C. Sardano
Name:	Joseph C. Sardano
Title:	Chairman and Chief Executive Officer

EMPYREAN MEDICAL SYSTEMS, INC.,
a Delaware corporation

By	/s/ Kalman Fishman
Name:	Kalman Fishman
Title:	President and CEO